UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

Tender Offer/Rights Offering Notification Form

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☒

Securities Act Rule 802 (Exchange Offer)	☐

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐

Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Banco do Brasil S.A.

(Name of Subject Company)

N/A

(Translation of Subject Company’s Name into English (if applicable))

Brazil

(Jurisdiction of Subject Company’s Incorporation or Organization)

Banco do Brasil S.A.

(Name of Person(s) Furnishing Form)

Common Shares

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

Daniel Faria Costa, General Manager, New York Branch, 600 Fifth Avenue,

New York, NY 10020, +1 (212) 626-7000

(Name, Address (including zip code) and Telephone Number (including area code) of

Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

(a)	Limited translation of relevant information from the Formulário de Referência of Banco do Brasil S.A. (the “Bank”) (the “Information Document”), dated June 14, 2010, and the preliminary prospectus for a primary and secondary offering of common shares by the Bank, dated June 14, 2010, providing certain information regarding preemptive rights being offered to current shareholders of the Bank, the Bank itself and the Bank’s common shares.

Item 2.	Informational Legends

A legend complying with Rule 801(b) under the Securities Act of 1933, as amended, is included in the Information Document.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

None.

PART III – CONSENT TO SERVICE OF PROCESS

(1)	A written irrevocable consent and power of attorney on Form F-X is filed concurrently with the Commission on June 15, 2010.

(2)	Filer agrees to promptly communicate any change in the name or address of an agent for service to the Commission by amendment of the Form F-X.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BANCO DO BRASIL S.A.

By:	/s/ Daniel Faria Costa
	Name:	Daniel Faria Costa
	Title:	General Manager, New York Branch
	Date:	June 15, 2010

Exhibit Index

Exhibit No.	Description

99	Limited translation of relevant information from the Formulário de Referência of Banco do Brasil S.A., dated June 14, 2010, and the preliminary prospectus for a primary and secondary offering of common shares by the Bank, dated June 14, 2010, providing certain information regarding preemptive rights being offered to current shareholders of the Bank, the Bank itself and the Bank’s common shares.